1020 · 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel (604) 684 6365 Fax (604) 684 8092
1 800 667 2114

September 12, 2005

Yong Choi
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010	Via EDGAR

RE:	CONTINENTAL MINERALS CORPORATION
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004
FILED JUNE 30, 2005
FILE NO. 000-13978

Dear Mr. Choi:

We acknowledge receipt of your Comment Letter dated August 12, 2005 in respect of Form 20-F filed by Continental Minerals Corporation (the "Company") for the year ended December 31, 2004. In a previous letter to the SEC, we had indicated we would be responding by September 16, 2005. Your comments are in italics, our responses follow. All dollar amounts stated herein are expressed in Canadian Dollars.

1.	Consolidated Financial Statements.

Differences between Canadian and United States Generally Accepted Accounting Principles.

You indicate for United States GAAP, certain mineral property exploration costs would be excluded from the value allocated to the Gibraltar Preferred shares and redeemable preferred shares related to the sale of your Harmony Gold Property, “the Arrangement”.

Please explain the business purpose for the Arrangement.

The reorganization under a British Columbia statutory Plan of Arrangement (the "Arrangement") was concluded during fiscal 2001 and the essence of the Arrangement was to transfer the Harmony Gold Project from the Company, which was then insolvent, and put it into the hands of a stronger, better capitalized corporation, namely the subsidiary of publicly traded Taseko Mines Limited known as Gibraltar Mines Ltd. ("Gibraltar"). Gibraltar had a fully equipped copper mine in British Columbia which was then on stand-by pending higher copper prices (and which mine is now producing). In the two fiscal years immediately prior to the Arrangement, the Company had working capital deficiencies of $3.4 million in 2000 and $3.0 million in 1999, and the Company's only material asset was its interest in the Harmony Gold Project. In consideration of the transfer to it of the Harmony Gold Project, Gibraltar issued to the Company Gibraltar Preferred Shares (convertible into tradable Taseko common shares in certain events) and the Company in turn then concurrently issued to its shareholders (i.e. on a “back-to-back” basis) non-listed Redeemable Preferred Shares which had a priority entitlement to any value realized from the Gibraltar Preferred Shares which were owned by the Company.

The Arrangement was necessitated by the Company’s continued severe working capital deficiency, and because certain loans were in default and also because the Company was also not in compliance with the minimum active listing requirements of its active stock exchange. Accordingly the directors of the Company concluded that the shareholders of the Company would be best served by selling the Harmony Project to a company with a superior financial position, and which would also result in the elimination of the Company's outstanding debts.

The purpose of the Gibraltar Preferred Shares in combination with the Company’s Redeemable Preferred shares was (a) to allow the shareholders of the Company to indirectly hold an ongoing beneficial interest in the Harmony Gold Project (a type of tracking share arrangement), and (b) to preserve to the maximum extent possible the Canadian tax basis in the resource pools connected with the Harmony Gold Project upon its transfer to Gibraltar.

Tell us how you accounted for these preferred shares for United States GAAP purposes, including how you determined their value.

Under Canadian GAAP, the book value of the Harmony Gold Project included both acquisition costs (which can be capitalized for US GAAP purposes) and deferred exploration costs (which cannot be capitalized for US GAAP purposes). Consequently the deferred exploration costs, totalling $13,250,898 were expensed for US GAAP purposes and were charged to deficit.

For both Canadian and US GAAP purposes, the "Investment in Gibraltar Preferred Shares" was set up as a long term asset (with a value of $26,764,784 for Canadian GAAP purposes and a value of $13,513,886 for US GAAP purposes).

However, since the Company issued to its shareholders its own Redeemable Preferred Shares, the Company set up a long term liability to reflect these Redeemable Preferred Shares, with a value equal to $26,764,784 for Canadian GAAP purposes, and a value of $13,513,886 for US GAAP purposes (i.e. an amount essentially offsetting the Gibraltar Preferred Shares as the value in the Gibraltar Preferred Shares would not accrue to the Company but rather to the holders of the Company's Redeemable Preferred Shares).

How the value was determined

Both Taseko and the Company obtained independent valuation and fairness opinions in connection with the Harmony Gold Project which opinions were included in the proxy materials filed with the BC Court, sent to shareholders and publicly filed. The opinions gave a relatively wide range of values for the Harmony Gold Project given its value was related to the price of gold and copper, which had fluctuated widely in the last 20 years or so. The values attributed to the Harmony Gold Project ranged from $50 million to $100 million with a median value of approximately $75 million. At the time of the Arrangement, the Company and the parent company of Gibraltar Mines Ltd. had a majority of directors in common. As the Arrangement was between companies with majority common management and directors, the preferred shares were valued at the lower of fair value and the net book value of the assets transferred, net of cash consideration received, as follows:

	Canadian GAAP	United States
	(audited)	GAAP
Mineral property interests	$28,811,296	$15,560,398
Land and equipment	8,488	8,488
Reclamation deposit	175,000	175,000
Cash consideration	(2,230,000)	(2,230,000)
Value attributable to preferred shares	$26,764,784	$13,513,886

2.	Exhibit 12.1 and 12.2

Please revise the certification to be consistent with the language specified in the standard version. Please refer to the Instructions as to the Exhibits, Exhibit 12, of Form 20-F.

The certifications have been revised, and are attached as an exhibit to this letter. We propose to prospectively implement these certifications in future filings of our Form 20-F.

As requested in your comment letter, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing will resolve your comments, appreciating that some of them will be dealt with in future filings. If you require any further information, please feel free to contact either the writer, or the Controller of the Company, Mr. Paul Mann, at 604-684-6365.

Yours truly,
CONTINENTAL MINERALS CORPORATION

Jeffrey R. Mason, B.Comm., CA
Director, Chief Financial Officer, and Secretary

cc:     Lang Michener